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News Release	No. 18-378
September 4, 2018

Platinum Group Metals Files Mining Right Application for the
Waterberg JV PGM Project

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) is pleased to announce as project operator that Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”) has filed a Mining Right Application for the large-scale Waterberg PGM Project. The application was submitted to South Africa’s Department of Mineral Resources (“DMR”), consisting of the Mining Work Program, Social and Labour Plan and associated Environmental Applications. The applications are supported by all of the JV partners including Impala Platinum Holdings Ltd. (“Implats”), Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”).

President and CEO of Platinum Group R. Michael Jones stated, “The filing of the Mining Right Application represents a significant milestone in the evolution of the Waterberg Project. First discovered in 2011, Waterberg has grown both in scale and stature to become a significant mineral asset and a rare, large scale, low cost primary palladium deposit. The project has the potential to positively impact South Africa’s economic development, creating high-value jobs and skills training opportunities for local residents. We look forward to ongoing interaction with all of our stakeholders, including government, local communities and our joint venture partners to help ensure the successful development and operation of the Waterberg Project.”

Waterberg represents a large scale resource of platinum group metals (“PGM”), including palladium, platinum and gold, with an attractive risk profile. Given its shallow nature and ability to support a fully mechanized operation, the Waterberg Project has the potential to be amongst the lowest cost producers in the PGM sector. A pre-feasibility study (“PFS”) was completed in 2016 and a definitive feasibility study (“DFS”) is in progress for completion in calendar Q1 2019. The DFS is considering two options including the 600ktpm complex outlined in the PFS and a phased approach commencing with a smaller, 250ktpm to 350ktpm alternative. Stantec Consulting International LLC and DRA Projects SA (Proprietary) Limited are the lead independent project engineers.

Platinum Group currently holds an effective 50.02% interest in the Waterberg Project. Implats, the world’s second largest platinum producer, owns a 15% interest. Mnombo, a black empowerment company, holds a 26% interest. The Company owns a 49.9% interest in Mnombo. JOGMEC holds a 21.95% interest in the Waterberg Project and is in the process of transferring a 9.755% interest to Japanese conglomerate Hanwa Co., Ltd. Hosken Consolidated Investments Limited, a South African black empowerment investment holding company listed on the JSE with a US$1.1 billion market capitalization, owns a 15% stake in Platinum Group. Implats is an active participant in the joint venture and holds an option to increase their stake to 50.01% following the completion of the DFS.

PLATINUM GROUP METALS LTD.	…2

Implats has identified Waterberg as a potential low-cost alternative to deep conventional PGM mining, with an attractive metal balance for the future. Palladium has been gaining market interest based on continued demand in the auto sector, due to a growing trend towards gasoline engines and hybrids that use palladium dominant catalysts.

Current Platinum Group Element (“PGE”) Probable Mineral Reserves at the Waterberg Project (100%) are 12.3 million ounces, comprising 61% palladium, 30% platinum, 8% gold and 1% rhodium plus 191 million and 333 million pounds of copper and nickel respectively and will be updated as part of the DFS. (See the technical report dated October 19, 2016 and filed on SEDAR titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”.) Much of the Waterberg Project area remains to be drilled and assessed. The Waterberg deposit remains open down dip and along strike.

Waterberg Mineral Resource and Mineral Reserve Details

Mineral Reserve Details (100% Project Basis)

Prill Split				Grade
Zone	Pt	Pd	Au	Rh	Cu	Ni
	%	%	%	%	%	%
T-Zone	29	49	21	1	0.16	0.08
F-Zone	30	64	5	1	0.07	0.16

Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Tonnage and Grades

Waterberg Probable Mineral Reserve – Tonnage and Grades
Zone	Mt	Cut-off	Pt	Pd	Au	Rh	4E	Cu	Ni
		grade (g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)
T-Zone	16.5	2.5	1.14	1.93	0.83	0.04	3.94	0.16	0.08
F-Zone	86.2	2.5	1.11	2.36	0.18	0.04	3.69	0.07	0.16
Total	102.7	2.5	1.11	2.29	0.29	0.04	3.73	0.08	0.15

PLATINUM GROUP METALS LTD.	…3

Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Contained Metal

Waterberg Probable Mineral Reserve – Contained Metal
Zone	Mt	Pt	Pd	Au	Rh	4E	4E	Cu	Ni
		(Moz)	(Moz)	(Moz)	(Moz)	(Moz)	content	(Mlb)	(Mlb)
							(kg)
T-Zone	16.5	0.61	1.03	0.44	0.02	2.09	65,097	58.21	29.10
F-Zone	86.2	3.07	6.54	0.51	0.10	10.22	318,007	132.97	303.94
Total	102.7	3.67	7.57	0.95	0.12	12.32	383,103	191.18	333.04

Reasonable prospects of economic extraction were determined with the following assumptions: Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with U.S. Securities and Exchange Commission ("SEC") guidance for the assessment of resources and reserves; US$1,212/oz Pt, US$710/oz Pd, US$1229/oz Au, US$984/oz Rh, US$6.10/lb Ni, US$2.56/lb Cu, US$/ZAR15. Smelter payability of 85% was estimated for 4E and 73% for Cu and 68% for Ni. The effective date is October 17, 2016. A 2.5 g/t Cut-off was used and checked against a pay-limit calculation. Independent Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian). The Mineral Reserves may be materially affected by changes in metals prices, exchange rates, labor costs, electricity supply issues or many other factors. See Risk Factors in Independent Technical Report 43-101 Effective Date: October 17, 2016 on www.sedar.com and the Company’s Annual Information Form. The Mineral Reserves are estimated under SAMREC with no material difference to the CIM 2014 definitions in this case.

The estimation of mineral reserves has taken into account environmental, permitting and legal, title, taxation, socio-economic, marketing and political factors. Based on the cut-off grade and a maximum depth cut-off of 1,250 metres the probable reserve will support an 18-year mine life.

An update to Mineral Resource based on completed in-fill drilling is in progress. This updated estimate with increased confidence will be the basis of the DFS mine design.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

PLATINUM GROUP METALS LTD.	…4

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD.	…5

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, JOGMEC’s potential transfer of a portion of its interest in the Waterberg Project to Hanwa; the potential for Implats to exercise its rights and fund additional development work on the Waterberg Project; the timing and completion of a DFS; the completion of a DFS drill program and an updated Mineral Resource estimate to increase the confidence in certain areas of the Waterberg Project known Mineral Resource to the measured category; the filing and acceptance of a mining right application for the Waterberg Project; the Waterberg Project’s potential to be a large scale, bulk mineable, fully mechanized, low-cost dominantly palladium mine. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including additional financing requirements; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in

PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated Mineral Reserves and Mineral Resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD.	…6

Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable Mineral Reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. In addition, the terms “Mineral Resource” and “measured Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.